Exhibit 99.1

Contacts: Akesis Pharmaceuticals, Inc. Jay Lichter, Ph.D., President & CEO jlichter@akesis.com (858) 454-4311	Lippert/Heilshorn & Associates Don Markley (dmarkley@lhai.com) (310) 691-7100

AKESIS PHARMACEUTICALS RAISES $2 MILLION IN PRIVATE PLACEMENT

SAN DIEGO (March 26, 2008) – Akesis Pharmaceuticals, Inc. (OTC/BB: AKES), an emerging diabetes drug-development company, today announced that it has closed a private placement in which it sold 2,352,942 shares of its common stock and a warrant to purchase 352,941 shares of its common stock to Avalon Ventures at a price of $0.85 per share, raising approximately $2.0 million in gross proceeds. The selling price was based on the average closing price of Akesis’ shares for the five days ending Monday, March 24, 2008.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any security. The shares and warrants issued in the private placement have not been registered under the Securities Act of 1933 or applicable state securities laws and may not be offered or sold in the United States absent registration under the Securities Act and applicable state securities laws or an applicable exemption from registration requirements.

About Akesis Pharmaceuticals

Akesis Pharmaceuticals has a pipeline of innovative oral product candidates for the treatment of diabetes and related metabolic disorders. These product candidates are supported by issued and filed U.S. patents for both prescription and over-the-counter treatments that combine anti-diabetic trace minerals with certain classes of diabetes oral agents. Akesis’ product candidates have demonstrated preliminary evidence of efficacy in lowering and controlling blood glucose levels in patients with Type 2 diabetes. Blood sugar control via oral drugs represents a market opportunity in the billions of dollars, as reports indicate that approximately 20 million people suffer from diabetes in the United States alone. More information can be found at www.akesis.com.

About Avalon Ventures

Founded by Kevin Kinsella in 1983, Avalon Ventures has invested in over 60 companies, sixty percent of which were founded by an Avalon partner. Among these portfolio companies are Landmark Graphics Corporation, Synaptics, Athena Neurosciences, Vertex Pharmaceuticals, Onyx Pharmaceuticals, Sytera, Amira Pharmaceuticals, AnaptysBio, Chumby Industries, Zynga Networks and Nabbr. For more information see www.avalon-ventures.com.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can generally be identified as such because the context of the statement will include words such as “will”, “expects”, “should”, “believes”, “anticipates” or words or phrases of similar meaning. Stockholders, potential investors and other readers are cautioned that these forward-looking statements are predictions based only on current information and expectations that are inherently subject to risks and uncertainties that could cause future events or results to differ materially from those set forth or implied by the forward-looking statements. Certain of those risks and uncertainties are discussed in Akesis’ filings with the Securities and Exchange Commission, including Akesis’ most recent annual report on Form 10-K (as amended by its annual report on Form 10-K/A) and quarterly reports on Form 10-QSB. These forward-looking statements are only made as of the date of this press release, and Akesis does not undertake any obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

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